Exhibit 99.1

Julong Holding Limited Announces Changes to Its Board of Directors and Board Committees

BEIJING, June 16, 2026 – Julong Holding Limited (“Julong” or the “Company”) (Nasdaq: JLHL), a growth-oriented provider of intelligent integrated solutions, today announced changes to the composition of its board of directors (the “Board”) and board committees.

Ms. Jinying Wang has notified the Company of her resignation from the audit committee of the Company, effective June 9, 2026. Ms. Wang’s resignation was not related to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

The Board has appointed Mr. Shengshan Sun as an independent director of the Board, and as a member of the audit committee, the nominating and corporate governance committee, and the compensation committee, effective June 9, 2026.

Mr. Sun currently serves as the standing director and the head of the academics department at the Dalian Criminal Law Research Association, positions he has held since October 2020. From September 1991 to October 2020, Mr. Sun served as an associate professor and the head of the law department at Dalian University. During this period, he also served as a member of the China Law Society and the China Education Research Association, as well as an executive director of the Liaoning Provincial Economic Law Research Association and the Liaoning Provincial Constitutional and Administrative Law Research Association. From July 1986 to September 1991, Mr. Sun served as a lecturer and the head of the International Student Office at Northeastern University in China. From July 1983 to September 1984, he served as a teaching assistant at Northeastern University. Mr. Sun received his bachelor’s degree in civil and mining engineering from Northeastern University in 1983, and received his second bachelor’s degree in law from the University of Science and Technology Beijing in 1986. Mr. Sun received his master’s degree in international law from Dalian Maritime University in 2002.

“On behalf of the Board, I want to express our sincere gratitude to Ms. Wang for her dedicated service and contributions to the audit committee during her tenure,” said Mr. Jiaqi Hu, Chairman and Chief Executive Officer of Julong. “Meanwhile, we are pleased to welcome Mr. Sun to the Board. Mr. Sun’s extensive background in law and academia, combined with his long-standing commitment to professional research associations, will bring valuable governance expertise to the Board as we continue to execute our strategic objectives.”

Following the aforementioned changes, the Board is currently comprised of five members, including two executive directors and three independent directors: Mr. Jiaqi Hu, Ms. Jinying Wang, Ms. Yuling Bai, Mr. Zhaobo Liu and Mr. Shengshan Sun, respectively. The audit committee of the Board consists of Ms. Yuling Bai, Mr. Zhaobo Liu and Mr. Shengshan Sun, and is chaired by Ms. Yuling Bai. The nominating and corporate governance committee of the Board consists of Ms. Yuling Bai, Mr. Zhaobo Liu and Mr. Shengshan Sun, and is chaired by Mr. Zhaobo Liu. The compensation committee of the Board consists of Ms. Yuling Bai, Mr. Zhaobo Liu and Mr. Shengshan Sun, and is chaired by Ms. Yuling Bai.

About Julong

Founded in 1997, Julong is a growth-oriented professional provider of intelligent integrated solutions to public utilities, commercial properties, and multifamily residential properties operating at scale in China. The Company’s comprehensive suite of intelligent integrated solutions includes systems for intelligent security, fire protection, parking, toll collection, broadcasting, identification, data room, emergency command, and city management. Since its inception, Julong has focused on the successful and on-time execution of complex projects, through its “deliveries before deadline” and “customers first” initiatives. As Julong continues to cross-sell its service and solution offerings and advance its purpose-built technologies, the Company is well-positioned to achieve economies of scale and capture future opportunities.

For more information, please visit: ir.julongzx.com.

For investor and media inquiries, please contact:

In China:

Investor Relations:

Email: ir@julongzx.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

Email: julong@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: julong@thepiacentegroup.com